Contact:  David G. Short
                                         Vice President Legal and Secretary
                                                             (214) 343-7886


FOR IMMEDIATE RELEASE



                          NPC INTERNATIONAL, INC.
                  ANNOUNCES FILING OF ADDITIONAL PETITION


      PITTSBURG, Kansas (December 1, 1995) - NPC International, Inc. announced today that it was served on November 28, 1995, with an action which was filed in the District Court of Crawford County, Kansas by Harbor Finance Partners, a Colorado partnership, against NPC International, Inc., and certain directors of the Company. The suit seeks class action status, injunctive relief, unspecified monetary damages and attorney fees arising from the proposal of Mr. Bicknell, Chairman of the Board and Chief
Executive  Officer,  James  K.  Schwartz,  President  and  Chief  Operating
Officer, and Troy D. Cook, Vice President Finance and Chief Financial Officer (the ``Management Group``) to purchase the publicly held common stock of the Company for $9.00 per share. On November 15, 1995, the
Company  announced  the  filing  of a lawsuit  in  the  District  Court  of
Wyandotte County, Kansas which makes similar allegations and seeks comparable relief. The Company believes that both of these lawsuits are without merit and will defend against them vigorously.

      NPC has delegated the authority to review and evaluate the proposed transaction with the Management Group to a Special Committee of the Board of Directors consisting of the independent directors. The Special Committee has retained CS First Boston as its independent financial advisor and has retained its own legal counsel to assist the Special Committee.

      NPC International, Inc. is the world`s largest Pizza Hut franchisee and currently operates 372 Pizza Hut restaurants and delivery kitchens in 11 states. Additionally, the Company operates and franchises 116 Skipper`s quick service seafood restaurants in seven western states and British Columbia. NPC also operates and franchises 171 Tony Roma`s restaurants, the casual theme restaurant Famous for Ribs, worldwide.

      The Company`s stock is traded on the NASDAQ National Market under the symbols ``NPCI``
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                                   95-13